REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Trustees and Shareholders of
Thornburg Investment Trust

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Thornburg Global Value Fund series of Thornburg Investment Trust (the "Fund") at September 30, 2000, the results of its operations for the year then ended, the changes in its net assets and the financial highlights for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at September 30, 2000 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion. The financial highlights for each of the three years in the period ended September 30, 1998 were audited by other independent accountants whose report dated October 23, 1998 expressed an unqualified opinion on those financial statements.

PricewaterhouseCoopers LLP

New York, New York
October 27, 2000

INDEX COMPARISON

Thornburg Global Value Fund

INDEX COMPARISON

Compares performance of Thornburg Global Value Fund and Morgan Stanley Capital International Europe, Australia and Far East Index for the period May 28, 1998 to September 30, 2000. Past performance of the Index and the Fund may not be indicative of future performance.



$20,000
15,000
10,000
5,000
0
5/98
12/98
9/00
MSCI EAFE
Global Value Fund A Shares

Class A Shares

Average Annual Total Returns (at max. offering price) (periods ending 9/30/00)	
Since inception (5/28/98)	15.85%
One year	28.37%



$20,000
15,000
10,000
5,000
0
5/98
12/98
9/00
MSCI EAFE
Global Value Fund C Shares

Class C Shares

Average Annual Total Returns (periods ending 9.30.00)	
Since inception (5/28/98)	17.03%
One year	33.20%